Exhibit 14

Business Conduct

Guidelines

January 2004

Allin Corporation

TO ALL EMPLOYEES:

Allin Corporation endeavors to provide a great work environment for each and every one of its employees. As we all work hard to promote growth, and as new employees are hired and as new companies are acquired, it becomes even more important to remind ourselves of some of the fundamental principles of our business enterprise. Our enterprise is founded on trustworthiness, integrity and fair play – characteristics vital to success in the technology industry and all business.

The reputation of any organization depends on the conduct of all of its people. Allin’s excellent reputation is vitally important to all of us. Maintaining our corporate reputation is an ongoing process. It requires attention on a daily basis. Every single employee who is associated with any of the units in the Allin family of companies must play a part in maintaining our corporate reputation for the highest ethical standards.

The Business Conduct Guidelines, which are set out in this booklet, are designed to emphasize Allin’s continuing commitment to the maintenance of the highest standards of trustworthiness, integrity and fair play. These Guidelines are purposely broadly stated. They are not intended to be a complete tabulation of detailed instructions for every conceivable situation. There is no substitute for each person’s good judgment. In exercising that good judgment, each person should look beyond the specifics – to the intent and spirit of these Guidelines.

I have personally taken the time to study these Guidelines carefully and I encourage you to do the same.

Richard W. Talarico

Chairman and Chief Executive Officer

INTRODUCTION

A cornerstone of Allin’s corporate culture is that principle that all employees conduct business activities in a manner consistent with the highest ethical and moral standards. Continued adherence to these high standards is the responsibility of all employees and also of all subcontractors. For convenience, both employees and all subcontractors will be called “employees” in this booklet. Again, for convenience, the term “Company” is used to designate whichever company in the Allin group is the relevant employer. An important note: These standards and policies are not a contract. Allin does not create any contractual rights by issuing these standards and policies.

Responsibilities of Employees and Supervisors

Each of us is responsible for complying – and encouraging others to comply – with the Business Conduct Guidelines. In many cases, the framework and policies identified in the Business Conduct Guidelines already exist and universal application, which requires the commitment of each Company employee, is what is necessary.

Employees are also asked to ensure that any third party retained on behalf of the Company knows the existence and importance of the Business Conduct Guidelines.

Managers have the additional responsibility of maintaining a work environment that fosters the principles described in this document.

In general, compliance is one way of achieving consistency among a diverse group of professionals delivering sophisticated services on a global basis in a complex world. Whereas details of business protocols can vary between clients and among cultures, doing the right thing in the right way is always a constant.

Please read the Guidelines carefully. You will be asked to acknowledge that you have read them and that you will abide by their terms.

Duty to Report a Concern

If you have a concern, or if you discover a violation or potential violation of the law, Company policies, or these Guidelines, you have a duty to report it immediately.

We wish to make it very clear: criminal conduct of any kind will not be tolerated by the Company. As stated in the Policy Statement, set forth on page 5, any suspected criminal conduct shall be reported to the Chief Financial Officer of Allin Corporation, who shall have overall responsibility to oversee compliance with the standards herein set forth. Reporting of any suspected criminal conduct will not result in any retribution whatsoever against the person reporting such conduct. (If you feel more comfortable in doing so, such reports may be made on an anonymous basis by sending an anonymous letter to the Company’s Chief Financial Officer at 381 Mansfield Avenue, Suite 400, Pittsburgh, PA 15090.) Upon the Company’s determination that an employee has engaged in criminal conduct, that employee will be disciplined in an appropriate manner. In addition to disciplining offending parties, individuals responsible for the failure to detect such criminal conduct may also be disciplined, depending upon the circumstances of the case. The gravity of the crime will determine the appropriate discipline, which could include termination of employment.

When reporting a concern, please supply sufficient information so that the matter may be investigated properly. As the ultimate objective of any investigation is to uncover the truth, any employee who is found to have lied during an internal investigation will be subject to appropriate discipline, which could include immediate termination without compensation for that act of dishonesty. Full cooperation is expected both from anybody who is suspected or accused of improper conduct and from anybody who makes accusations against somebody else. Any information you supply will be handled in a confidential manner to the greatest extent possible. Remember, the Company prohibits retaliation for reporting your concerns in good faith.

Failure to Comply with the Guidelines

Employees who do not comply with the Guidelines will be subject to disciplinary action up to and including termination. The Company may also be required to report certain matters to regulators or to appropriate government authorities for criminal or civil prosecution.

Allin’s Policy Statement

These Guidelines cover and expand upon what is said in the Allin Policy Statement, which prohibits improper use of funds, improper accounting entries and the offering or receipt of improper gratuities. The rules in the Allin Policy Statement, set forth below, must be followed at all times:

1.	No funds or assets of the Company shall be used for any purpose that would be in violation of any applicable law or regulation.

2.	No contributions shall be made by or on behalf of the Company to any political candidate, party, or campaign either within or without the United States.

3.	No fund or asset of the Company shall be established or maintained that is not reflected on the books and records of the Company.

4.	No false, artificial or misleading entries in the books and records of the Company shall be made.

5.	No transaction shall be effected and no payment shall be made by or on behalf of the Company with the intention or understanding that the transaction or payment is other than as described in the documentation evidencing the transaction or supporting payment.

6.	In any dealings with a supplier, customer, government official, or other person or entity, no officer or employee of the Company shall request, accept, or offer to give any significant things of value, the purpose or result of which could be to influence the bona fide business relationships between the Company and such persons or entities.

7.	This Policy Statement is applicable to Allin Corporation and all its subsidiaries.

Officers and employees of the Company shall be responsible for the enforcement of the policies set forth in this Policy Statement. Any officer or employee of the Company having any information or knowledge regarding any transaction or activity prohibited by the Policy Statement shall promptly report the same to Allin’s Chief Financial Officer, who shall forthwith bring such information or knowledge to the Chairman of the Audit Committee of the Board of Directors of the Company. Officers and appropriate employees of the Company will be required on an annual basis to certify their compliance with the Policy Statement.

Our Obligations Under the Law

Operations of Allin subsidiaries are conducted in many different countries of the world. These Guidelines, which are founded on the highest ethical standards, are to be followed universally by all our employees. Although laws may and do differ from country to country, matters of our basic business integrity transcend national boundaries.

Pertinent laws of every jurisdiction in which the Company operates must be followed.

Each employee is charged with the responsibility of acquiring sufficient knowledge of the laws relating to his or her particular duties in order to recognize potential dangers and to know when to seek legal advice. This should be obtained through the Company’s Chief Financial Officer.

With regard to the law, here are some key areas that apply to all employees:

Legal and Regulatory Matters

Adherence to legal and regulatory matters must govern the business decisions and actions of every Company employee. You should make every effort to ensure that you and the Company are in compliance with all legal and regulatory matters applicable to your area of employment. Any legal, regulatory or governmental inquiry or action should be directed to, and handled by, Allin’s Chief Financial Officer.

Spirit of the Law

In acting to ensure that you and the Company are in compliance with legal and regulatory matters, your actions should comply with both the spirit, as well as with the letter, of the law.

Restrictions on Trading Securities

Use by anyone of what is called “inside” information, when trading or recommending Allin securities, is strictly prohibited. Almost any information can fall within the prohibited category until it has been disclosed to the general public and the public has had time to absorb and understand the information. Examples include information relating to acquisitions, divestitures, dividend rates, earnings, stock splits, new financing, major management changes, expansion plans, new contracts, or other items of corporate-wide impact. Trading in securities of another corporation, if the value of such securities is likely to be materially affected by future actions of Allin about which the employee has “inside” information, is strictly prohibited. Not only trading, but divulging “inside” information to others, including family members, friends, and others inside or outside the Company, can give rise to civil and criminal penalties in the United States and foreign countries. Questions regarding whether information known by an employee wishing to trade in Allin securities should be directed to Allin’s Chief Financial Officer.

Employees with access to information, ideas, plans, documents, trade secrets and research materials which are confidential must recognize that their employment creates a relationship of confidence and trust which requires them to maintain and protect the confidentiality of such information. Disclosure of such confidential Company and client information is prohibited.

Fair Competition

The Company competes fairly and honestly for its business. We are committed to obeying antitrust laws and other trade regulations. You must not discuss sensitive market information with a competitor, agree to fix prices, divide markets, boycott customers or vendors or engage in any other non-competitive practices.

Political Processes and Government Relations

The Company will fully comply with all political contribution laws.

Employees will not make or offer any gift, loan, favor, or special service with the intent to influence or affect the independent judgment of any government official.

Employees must exercise good judgment in relationships with government officials and their employees so these individuals are not placed in compromising situations that could reflect adversely on the Company.

The Company supports the right of each employee to make personal political contributions. Outside normal office hours each employee is also free to participate in political campaigns on behalf of the candidates and issues of the employee’s personal choice, within the constraints applicable to any other outside activity.

The Company will not make, or reimburse employees for, any contributions in support of any political party, candidate, or committee. Contributions include such things as property or services and purchases of tickets for dinners and other fund raising events.

Improper Payments and the Foreign Corrupt Practices Act

All employees must observe Company policies concerning gift and entertainment expenses. Moreover, what may be considered an acceptable practice in the private business sector may be improper or illegal when dealing with government officials, political parties or political candidates.

All employees are prohibited from making improper or illegal payments to government officials, political parties or political candidates. This policy requires compliance not only with the laws of the country with which you are involved, but also with the U.S. Foreign Practices Act (“FCPA”).

If you are involved in transactions with non-U.S. government agencies, the FCPA applies to your activities. FCPA makes it illegal to pay, or promise to pay money or anything of value to any non-U.S. government official, political party or political candidate for the purpose of directly or indirectly obtaining or retaining business. Company employees must not use or promise to use Company funds or assets to bribe or corruptly influence any non-U.S. government official, political party or political candidate.

FCPA also applies to payments to agents or intermediaries who use funds for purposes prohibited under FCPA. Therefore, care must be used when hiring such persons and determining the amount of their compensation.

In addition, FCPA includes record keeping provisions and internal control standards. No unrecorded funds may be established or false or misleading entries made on the Company’s books to circumvent FCPA prohibitions.

FCPA imposes strict penalties on certain transactions that are construed as bribes. Severe criminal and civil penalties may be levied on individuals and corporations who fail to comply. Contact Allin’s Chief Financial Officer immediately if you have any concerns about a specific transaction.

International Boycotts

U.S. federal law regulates individual and corporate participation in international boycotts not sanctioned by the U.S. Penalties may also be levied against individuals and corporations who fail to promptly report boycott-related requests for information or action. All Company employees are prohibited from participating in any actions which appear to be in support of or in cooperation with an unsanctioned boycott. Contact Allin’s Chief Financial Officer immediately if you have any concerns about a specific transaction.

Economic Sanctions

For reasons of foreign policy or international security, the U.S. from time to time restricts trade between its U.S. nationals (including U.S. corporations and their foreign subsidiaries) and certain foreign countries. Company operations worldwide must comply with these regulations. Contact Allin’s Chief Financial Officer immediately if you have any concerns about a specific transaction.

OBLIGATIONS WHEN DEALING WITH CLIENTS AND OTHERS

Our job is to deliver innovative, quality products and services to our clients at competitive prices. In so doing, we must be conscientious in anticipating and addressing the challenges and needs of our clients and of the Company. When dealing with our clients and others we must do so lawfully and ethically. When we successfully match our clients’ needs with the Company’s capabilities and our own organizational goals, we forge a business link based on financial strength, loyalty and shared business interests. Ultimately, our long-term success depends on a base of clients who share our long-term interests and respect our values.

With regard to your relationship with clients and others, here are some key areas that apply to all employees:

Confidential Information

Your knowledge of confidential information about our clients and others with whom we do business places you in a position of trust and confidence. Safeguarding this information is critical for sustaining long-term client and other business relationships. Unless required by your job or by law, no employee should discuss or share confidential information with other employees or with anyone outside of the Company. Furthermore, any transfer of confidential client information or other sensitive information to fellow employees or to third parties should be consistent with Company policies. Seek your manager’s advice in maintaining confidentiality of such information or materials.

Gifts to and from Clients and Others

When dealing with clients and other third parties, the exchange of gifts, funds or favors – or the acceptance of entertainment, however honest the motive – can be interpreted as bribery. Therefore, only gifts that are legal and consistent with our corporate expense policies may be given to clients, potential clients, suppliers, and persons recommending business. In addition, gifts must be consistent with the corporate policies of the recipient’s employer. Special restrictions apply to government employees and public officials.

As to receiving gifts, you may accept advertising novelties or other gifts common in business (such as holiday gifts) from persons or organizations with whom we have current or potential business relationships but only where the gifts are of nominal value, and provided that there is no risk of embarrassment to the Company and acceptance of the gift is permitted by law. Contact Allin’s Chief Financial Officer if you have any questions or concerns.

Entertainment through special events, such as golf outings, football games, social dinner meetings, theater visits and other basically social events must not be encouraged as a prerequisite for doing business with the Company. Such entertainment may, however, occasionally be accepted when appropriate for business objectives. Decisions to accept such invitations must reflect careful consideration of the cost involved, business purpose and the duration of such events. Occasional acceptance of such business related invitations, which do not adversely affect decision-making in the Company’s interest, is considered proper and within Company policy.

Avoid Conflicts of Interest

All employees should avoid relationships that compromise the integrity of the Company’s legitimate business activities. You should never use confidential information learned through your job to advance your personal interest or to benefit others. You must avoid any significant financial interest in any organization that is a customer, competitor or supplier of the Company. Suppliers should be chosen on the basis of objective criteria such as price and quality. Contact Allin’s Chief Financial Officer concerning any potential conflict of interest.

Do Not Offer Legal or Tax Advice

From time to time, clients may ask you for legal or tax advice concerning transactions you are working on with them. Company policies prohibit the unauthorized practice of law by employees. This policy is necessary to avoid potential litigation concerning a client’s reliance on such advice. To the extent applicable, each division has developed procedures to help avoid the unauthorized practice of law.

Avoid Even the Appearance of Impropriety

All employees should avoid not only real misconduct, but even the appearance of impropriety. Unimpeachable integrity is the Company’s most important asset.

OUR OBLIGATIONS TO THE COMPANY

As an employer, the Company accepts responsibility for creating an environment that encourages each of us to grow personally and professionally. In turn, the Company has a right to expect its people to act in a way that preserves the reputation and supports the objectives of our franchise.

With regard to your relationship with the Company, here are some guidelines that apply to all employees:

General Responsibility

The Company’s reputation and profitability are ultimately dependent on the individual actions of all Company employees worldwide. Integrity must always govern our business decisions and actions. All employees are required to adhere to the law, Company policies and these Guidelines.

Duty to Maintain Requisite Skills and Qualifications

As a service provider, the Company’s employees are its best “product,” its most distinctive and enduring resource. The Company is committed to enhancing the skills of its employees and has developed relevant training programs. In return, employees are expected to develop and maintain the requisite skills and qualifications for the position requirements. Maintaining the best professional standards is an inherent quality of a work ethic premised on integrity. It fosters an environment in which individual self-esteem is achieved, mutual respect among employees is nurtured and pride in the Company’s performance is shared.

Respect Company Property and Confidential Information

The Company’s property is to be used solely for the benefit of the Company. Company property includes tangible property such as funds, premises, equipment and furnishings, as well as proprietary information such as customer lists, non-public financial information, business plans and forecasts, software and ideas for new products and services. You should not use Company property for personal benefit, nor should you take Company property when you cease working for the Company. The use and transfer of Company property by employees and third parties must be consistent with Company policies.

Recording and Reporting Information

All information you record or report on behalf of the Company – whether for the Company’s purposes or for use by third parties – must be done timely, fully, honestly and accurately. Providing false or misleading information in connection with any aspect of the Company’s business or operations will not be tolerated.

Use Company Funds and Assets for Legitimate Business Purposes

Funds and assets of the Company may only be used for legitimate business purposes and in a manner consistent with Company policies. Services should be provided and products purchased on the basis of quality, value, price and other tangible criteria. Furthermore, the Company’s funds or assets may never be used for any unlawful purpose.

Maintain Complete and Accurate Accounting Records

The Company’s financial books, records, and accounts shall be maintained in accordance with generally accepted accounting practices and shall reflect all financial transactions accurately, fairly, timely and in reasonable detail. Employees are responsible for ensuring that there is an auditable record of financial transactions under their control.

To help ensure proper accounting of financial transactions, the Company has established policies and procedures. Falsifying records, deviating from Company policies and procedures or the reporting of false or misleading financial information is prohibited.

Employees are responsible for safeguarding assets under their control from loss or unauthorized use. No funds or accounts shall be established or maintained for purposes that are not fully and accurately described on the Company’s books and records. No employee shall establish or keep any unrecorded funds.

Receipts and disbursements shall be fully and accurately described on the books and records of the Company. No employee shall request or approve any payment that is to be used for a purpose which is not reflected in the documents supporting the payment. Payments shall be made upon appropriate approval not only for services rendered or products delivered as required by the Company in the conduct of its business. No invoices believed to be false or fictitious may be paid.

The accounting and auditing functions are integral components which help ensure that the Company’s financial books, records, and accounts are accurate. Therefore, all employees shall provide the Chairman of the Audit Committee of Allin’s Board, the internal audit staff, the accounting departments and the Company’s independent public accountants with all pertinent information that they request.

Comply with Corporate Expense Policies

The Company has identified opportunities to control spending in areas that do not directly support revenue growth. Corporate expense policies have been designed to redirect our resources to business development and client service goals. These policies cover the following categories: travel and entertainment, office management, human resources and compensation-related perquisites. You are expected to be familiar with, and to comply with, the corporate expense policies applicable to your geographical area. Reimbursement is permitted only for those expenses which are legitimate business expenses and which are consistent with these policies.

Outside Business Activities

Employees shall not participate in any outside employment or fee earning engagements that may embarrass or discredit the Company or affect the employee’s own impartiality, objectivity, and efficiency in performing work duties. Employees shall disclose existing or proposed outside employment or fee earning engagements to their supervisors for evaluation to confirm that any such activities are not contrary to the best interests of the Company. Examples of activities which would be unacceptable include employment or consulting arrangements with firms that have business relationships with the Company or outside employment that adversely affects work performance.

Your Ultimate Duty to the Company

You should always adhere to the Business Conduct Guidelines, as well as the law and Company policies, even if directed to do otherwise by your manager or some other person of authority.

OUR RESPONSIBILITIES WHEN ACTING ON BEHALF OF THE COMPANY

The Company’s public reputation is ultimately the sum of individual behavior by every one of us. As Company employees, we represent the Company outside the workplace – in the larger community of which the Company is a part. The Business Conduct Guidelines help ensure that the representations that we are making and the actions we are taking accurately and positively reinforce the Company’s business objectives.

With regard to your actions on behalf of the Company, here are some guidelines that apply to all employees:

Proper Authority

You represent the Company in the performance of your job responsibilities. While you are a representative of the Company, you must never exceed your corporate authority to make commitments on behalf of the Company. Each business unit has developed guidelines concerning corporate authority and you should check with the Chief Financial Officer concerning authority to approve certain types of transactions or obligations concerning specified amounts.

If you are an officer or director of any Company entity, you have additional fiduciary responsibilities. Contact the Chief Financial Officer if you need any advice concerning fiduciary responsibilities.

Communications

In order to maintain and develop our business activities and relationships worldwide, we must provide general business information about the Company, its products and services. The Company’s media, public and investor relations information, as well as our advertising and sales communications, must be consistent and accurate on a global level. Inconsistent, inaccurate, improper or exaggerated public communications about business matters can create exposure to legal liability and can damage the Company’s reputation.

Media and Public Relations

Corporate Communications, Investor Relations and their designated representatives are responsible for issuing news releases, initiating contact with the media, responding to questions from the press, etc. On general business matters, only spokespersons specifically authorized by the appropriate Company communications officials may speak to the media or handle a public relations matter on behalf of the Company.

Employees should not attempt to respond to an inquiry or to issue a “no comment” statement. Politely direct any press inquiry not of a purely local nature, including inquiries relating to active litigation, regulatory investigations or similar matters to Allin’s Chief Financial Officer.

Dissemination of Material Non-Public Information

Material non-public information, including quarterly and annual earnings, mergers and acquisitions, financing and restructuring, and special charges must be kept strictly confidential until publicly announced. Until a public announcement, such information should be transmitted on a need-to-know basis only and kept strictly confidential.

When dealing with the press or in issuing broadly disseminated internal memoranda during the period prior to the public announcement of material non-public information, no comments should be made about the material non-public information or portions of that information. For example, prior to the public announcement of the Company’s quarterly earnings, comments should not be made to the press or circulated to employees concerning the Company’s overall results or the results of any specific aspect of the Company’s operations or business units.

Investor Relations

Disclosure by a publicly held company is legally complicated. Only individually authorized Company spokespersons should be involved in public disclosure of material information about the Company to the investment and financial community.

Electronic Mail and Computer Files

Employees are expected to comply with the Company’s policies regarding the protection of data held on its computers, as well as the types and contents of information that may be originated, stored or sent on its systems. While the Company cannot guarantee the privacy of information on its systems, the Company does prohibit unauthorized access or interception of data on its computer systems by anyone other than the intended recipient. In addition, the Company reserves the right to examine an employee’s electronic mail or computer files for legitimate business reasons.

Records Retention

Various laws govern the retention of the Company’s records. Your business unit has developed record retention guidelines applicable to your responsibilities. Employees should be aware of the importance of records retention and have working knowledge of the applicable guidelines. Corporate records include all internal and external recorded communication and documents such as tax records, individual files and expense reports.

OUR RESPONSIBILITIES TO OUR FELLOW EMPLOYEES

We must each help build a workplace where integrity is as vital to internal relationships as it is to external relationships. Allin’s absolute commitment to its clients implies an equal obligation to its own staff – to provide an environment where good people are encouraged to give, and are rewarded for giving, the fullest measure of their experience and expertise.

With regard to your relationship with colleagues, here are some guidelines that apply to all employees:

Respect for Others

To retain the kind of people we need and to deliver the high quality service that we value, we must each help build a workplace that recognizes and appreciates ethnic, cultural, religious and gender diversity.

Employee Relations

All employees should be treated fairly and with respect. The Company is committed to a diverse work environment characterized by teamwork, fairness, excellence and respect. As our industry evolves and the traditional boundaries erode, it will become increasingly important for us to work together within our own Company offices, between business units, and across wider geographical boundaries. Properly orchestrated, our knowledge, experience and global network represent a true competitive advantage to the extent that we nourish and sustain the individual relationships on that which advantage is built.

Equal Employment Opportunity

The Company is committed to the maximum utilization of its employees’ abilities and to the principles of equal employment opportunity. The opportunities afforded throughout the Company are available equally to all. Applicants and employees are evaluated on the basis of job qualifications – not race, color, religion, creed, sex, sexual orientation, national origin, age, disability, veteran, marital, or domestic partner status, citizenship or any other status or characteristic covered by federal state or local law.

Equal employment opportunity takes place in all employment practices: hiring, promotion, demotion, transfer, recruitment, termination, rates of pay or other forms of compensation, and selection for training.

The Company endeavors to provide every employee with a working environment free from harassment. Individually and collectively, we share the responsibility for understanding the great importance of such simple, taken-for-granted things as a respectful work environment, and for assuring that every employee is welcomed, accepted and rewarded according to his or her contribution to the attainment of goals and objectives.

If an employee has any questions about the Company’s policy on equal employment opportunity, the Company encourages the employee to talk to his or her supervisor, Managing Director or Allin’s Chief Financial Officer (381 Mansfield Avenue, Suite 400, Pittsburgh, PA 15220, 412/928-2022).

POLICY AGAINST HARASSMENT

Allin Corporation is committed to creating and sustaining a work environment in which each employee has the opportunity to grow, develop and contribute fully to our collective success. Accordingly, we will not tolerate sexual harassment or harassment or intimidation of any employee based on race, color, national origin, religion, creed, sex, sexual orientation, age, disability, citizenship, veteran, marital or domestic partner status, or any other status or characteristic protected by federal, state or local law. Our “no tolerance” policy extends to prohibited harassment of an Allin employee by a manager, supervisor or co-worker. Further, we will not tolerate harassment by or towards a customer, client, vendor, or other business partner. Any employee found to have engaged in conduct inconsistent with this policy will be subject to discipline, up to and including discharge.

Sexual Harassment

Sexual harassment can take a variety of forms, ranging from subtle pressure to engage in sexual activity to verbal abuse to physical assault. Sexual harassment may involve a male harassing a female, a female harassing a male, or a situation in which the harasser and the victim are of the same sex.

Sexual harassment by a supervisor or manager may involve an explicit or implicit threat that submitting to sexual advances, requests for sexual favors or other verbal or physical conduct of a sexual nature is an expected part of the job or required to keep or obtain a job, promotion, or other employment benefit. It may also include a tangible adverse job action, such as a significant change in employment status or benefits.

More generally, sexual harassment occurs whenever unsolicited and unwanted conduct of a sexual nature creates a hostile or offensive work environment, unreasonably interferes with the person’s work performance or otherwise adversely affects the person’s employment opportunities. The following are examples of behaviors that may be considered sexual harassment. None of these behaviors will be tolerated at Allin:

•	Unwanted physical contact or touching of a sexual nature, including “accidental” brushing against someone

•	Unwanted flirtations, persistent requests for dates, sexual advances, requests for sexual favors or propositions

•	Sexual gestures or verbal abuse, including offensive jokes, sexual innuendoes or degrading language

•	Repeated unwanted compliments about appearance or dress

•	Sexually suggestive photographs, drawings, graffiti and computer-related visual materials, including screen savers and Internet graphics

•	Sexually offensive letters, voice mail messages, calls, memoranda or e-mails

•	Describing sexual exploits, questioning others about their sexual life or activities

Other Types of Harassment

Harassment other then sexual harassment generally involves a demonstration of hostility or aversion towards an individual because of his or her race, color, national origin, religion, creed, sexual orientation, age, disability, citizenship, veteran, marital or domestic partner status, or other status or characteristic protected by law that (1) creates a hostile or offensive work environment, (2) unreasonably interferes with the person’s work performance, or (3) otherwise adversely affects the person’s employment opportunities. As mentioned previously, when harassment involves a manager or supervisor it may also include a tangible adverse job action, such as a significant change in employment status or benefits.

The following are examples of behaviors that may be considered harassment. None of these behaviors will be tolerated at Allin:

•	Epithets, disparaging remarks, slurs, demeaning stereotyping or “jokes” of that nature

Whether spoken, accessed on the Internet, written on walls, used in memos or e-mails, left on voicemail messages, etc.

Whether expressed as words or in the form of photographs, drawings, graffiti or computer-related visual materials

•	Hostile or intimidating acts or threats, such as stalking, blocking someone’s path or hostile gestures

•	Mocking, teasing or taunting (e.g., someone’s accent, stutter, or religious beliefs)

•	Persistently excluding someone from normal work-related activities, informal communication channels, daily assistance and support, or team assignments

•	Pranks (e.g., hiding someone’s crutches)

•	Deliberate degradation of someone’s possessions (e.g., wiping feet on a prayer rug)

Creating a Harassment-Free Environment

Allin expects employees to interact with each other and anyone conducting business with Allin in a professional and respectful manner whether on or off work premises. Regardless of specific legal definitions of sexual harassment and harassment, if your conduct could reasonably be offensive to another, then that conduct is not appropriate to a work relationship. When discussing matters personally important to you, such as religious beliefs, you are expected to be sensitive of others.

Reporting Harassment

If you believe you or another individual is being harassed, you do not have to – and should not – tolerate the situation. We encourage each employee to assert his or her right to a work environment free of harassment. If, for example, someone does or says something of an offensive nature, we encourage you to let that person know – directly and clearly.

If you have knowledge of any incident of harassment or potential harassment, report it immediately in accordance with the options in the Problem Solving Procedure below. Remember, it is best not to let the situation escalate before reporting it. Managers and supervisors are required to report all harassment complaints they receive to their local Human Resources Representative or the Corporate Human Resources Department or Allin’s Chief Financial Officer, including formal and informal complaints, as well as complaints made by employees other than the target of the conduct.

Commitment to Corrective and Preventive Action

Any employee who is determined to have engaged in conduct inconsistent with this policy will be subject to appropriate discipline, up to and including discharge. The Company will also take other remedial action, as appropriate, to remedy the effects of any harassment and prevent its recurrence.

Although Allin is fully committed to taking prompt, appropriate remedial action in those instances when prohibited harassment occurs, the Company’s principal goal is to prevent harassment problems. It is incumbent on each employee to develop a better understanding of harassment as a workplace issue and to eliminate any form of harassment from Allin Corporation.

Problem Solving Procedure

1.	Reporting a Problem or Complaint

A goal of the Company’s management is to treat employees fairly and equally. We encourage employees to make management aware of their concerns. Disagreements and complaints are often most expeditiously and satisfactorily resolved as near the point of origin as possible. Under no circumstances will an employee be penalized for presenting a good faith complaint to management or Human Resources.

As a matter of Company policy, employees have the right to work in an environment free of discrimination, which includes freedom from sexual harassment or any other form of prohibited harassment. If an employee feels he or she has been discriminated against or harassed in violation of Company policy, the employee is urged to report it immediately to his or her supervisor. If the supervisor is not available, or the employee does not feel comfortable talking to the supervisor, the employee should report the situation to his or her Managing Director. If the employee likewise does not feel comfortable talking to the Managing Director, the employee should contact the local Human Resources Representative, the Corporate Resources Department (Allin Corporation, 381 Mansfield Avenue, Suite 400, Pittsburgh, PA 15220, Phone: 412/928-2032), or Allin’s Chief Financial Officer (381 Mansfield Avenue, Suite 400, Pittsburgh, PA 15220, Phone: 412/928-2022). If calling one of the listed corporate departments, inform the receptionist that you are calling with an employee complaint and you will be connected to an appropriate staff person.

2.	Investigations and Safegaurds

The Company will make every effort to resolve all complaints. Upon receiving a complaint of discrimination or harassment, appropriate Company personnel will promptly conduct an investigation, protecting the confidential nature of the complaint and all the parties involved in the investigation to the extent possible. Appropriate action to resolve the complaint will be taken.

Harassment, intimidation, threats, coercion, discrimination or retaliation in any other form is strictly prohibited against anyone for: (i) making a good faith internal complaint of conduct violating this policy; (ii) filing a complaint allowed by any equal employment opportunity law or regulation (“EEO laws”); (iii) participating in an investigation or any other activity undertaken by the Company or any governmental agency related to compliance with this policy or any EEO law; (iv) opposing in good faith any act or practice that violates any EEO law; or (v) exercising any right under any EEO law. Likewise, retaliation against anyone for exercising their rights under this policy will not be tolerated.

E-Mail, Voicemail, Intranet and Internet Communications

The purpose of this section is to outline the Company’s policies as to the use of e-mail, voicemail, intranet, internet and other information systems, both internally and externally.

Policies

•	E-mail and other information systems are not to be used in a way that may be disruptive, offensive to others, or harmful to morale. Any transmission (whether inbound or outbound), or any other use of e-mail, voicemail, the internet, intranet or other communications method that contains sexually-explicit images, messages or cartoons, ethnic slurs, racial epithets, or anything that may be construed as harassment or offensive to others based on actual or perceived race, national origin, sex, sexual orientation, age, disability, religious or political beliefs, or the like is strictly prohibited

•	Employees must use Allin’s information systems primarily for Company business. E-mail, the internet, intranet and other communications systems may not be used to solicit others for commercial ventures, religious or political causes, outside organizations, or the like. Excessive personal use will be grounds for disciplinary action.

•	For confidentiality reasons, employees must not attempt to gain access to another employee’s files, e-mail or voicemail messages without the latter’s express permission. In cases where a clear business need is present, however, Company management reserves the right to access any systems or files without notification.

Written notification (preferably, via email) must be sent to all three of the following departments or individuals prior to accessing an employee’s files or computer system without the express authorization of the employee:

Managing Director of the Business Unit

Corporate IT Department

Chief Financial Officer

Written authorization to access an employee’s files or computer system must be obtained from Allin’s Chief Financial Officer.

•	Because the right to access all computer systems and related files at any time is retained by the Company, users should not have any expectation of privacy when using Company systems. All e-mail and voicemail correspondence is the property of the Company.

•	Whenever sensitive or confidential information is sent over the internet, care must be taken to ensure the addressing is correct and security precautions in place are used correctly. As with any type of confidential and/or sensitive communication, follow-up with the recipient is recommended to ensure proper receipt and understanding.

•	Microsoft Outlook is the official corporate e-mail system and must be used for all business e-mail and correspondence. Personal e-mail accounts using browser-based e-mail systems, such as Hotmail, are insecure and must not be used for business e-mail correspondence. Exceptions can be made only with management approval with a valid business purpose stated.

Acceptable Uses of Electronic Communication and Collaboration Services

•	Communicating and collaborating with employees of the Company, clients, or business partners for the purpose of advancing the business goals of the Company.

•	Using services in an effective, ethical, and lawful manner and reporting any suspected, accidental, or intentional illegal action.

•	Internet subscriptions to mailing lists, chat rooms, bulletin boards, commercial on-line services, and databases may be used to conduct Company business or to perform activities which support business needs. IT reserves the right to restrict or limit access if computer operations and services are negatively impacted.

Unacceptable Uses of Electronic Communication and Collaboration Services

The Company specifically prohibits the use of Services for any illegal purpose, whether in the course of business or otherwise, for example (but not limited to):

•	Gaining unauthorized access to services.

•	Intentional destruction of Company software or willful posting or forwarding of viruses, trapdoors, time bombs or other disabling devices, inaccurate data, or any other code, which would have an adverse effect on the Company’s operations.

•	Distributing or obtaining illegally copied software, data, graphics, sounds, text or other material.

•	Committing theft, fraud or other criminal acts of any kind.

•	Gaining information for personal gain or advancement of individuals.

•	Soliciting or proselytize for commercial ventures, religious or political causes, outside organizations or other non-job related solicitations.

•	Harassment of any kind. No messages with derogatory or inflammatory remarks about an individual or group’s race, religion, national origin, physical attributes, sex, ancestry, gender, sexual preference, age, political beliefs, or disability will be transmitted. Use of the systems to access, store, or distribute obscene or pornographic materials is strictly prohibited. Further, no employee may under any circumstances, use the Company’s computers or networks to annoy, harass, intimidate, threaten, offend, libel, or slander any other person. No abusive, profane, or offensive language shall be transmitted through the services.

•	Disrupting the operations of the Company network.

•	Allowing direct third party physical or electronic access to Company facilities, information or computer systems of any type or for any reason may be established without the express permission of the Company.

Other Responsibilities with Electronic Communications and Collaboration Services

•	Each employee is responsible for the content of all text, audio, or images that they place, send or receive through the services

•	All messages must clearly include your name and e-mail address as provided to you by the Company. No messages will be transmitted under an assumed or false identity.

•	Employees shall not attempt to obscure the origin of any message.

•	To prevent computer viruses from being transmitted through the Company systems, there will be no unauthorized downloading of any software from the internet. All other software downloads must be approved by an IT specialist.

•	Employees are required to comply with all copyright laws and are not permitted to copy, transfer, rename, add or delete information, files, or programs belonging to others unless permission to do so is given by the owner. Failure to observe copyright or license agreements may result in disciplinary action from the Company or legal action by the copyright owner. One copy of copyrighted material may be downloaded for your own personal use in research.

Violation of the Electronic Communication and Collaboration Services Policy

Violations of this policy may result in temporary or permanent suspension of access to the services, and may result in disciplinary action up to and including termination. Any employee who discovers a violation of this policy or is the recipient of information or messages that are considered dangerous, inappropriate, or in violation of this policy, should immediately notify his/her Supervisor, Managing Director, an Information Technology specialist, or Allin’s Chief Financial Officer.

INDIVIDUAL ACCOUNTABILITY

All Company employees are accountable for their areas of responsibility, as well as for compliance with the Business Conduct Guidelines and related policies. The requirement of individual accountability transforms the Business Guidelines into the standard by which we do business.